# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MicroStrategy Incorporated, CIK 0001050446
CUSIP: 594972408
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1850 Towers Crescent Plaza, Tysons Corner, Virginia (VA), 22182
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001446580-25-000003
Filed by CIK 0001446580

## Reporting persons
- Capital Ventures International: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,150,250; shared voting power 11,596,418; sole dispositive power 2,150,250; shared dispositive power 11,596,418; aggregate amount beneficially owned 11,596,418 (4.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- Susquehanna Advisors Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 11,596,418; sole dispositive power 0; shared dispositive power 11,596,418; aggregate amount beneficially owned 11,596,418 (4.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- G1 Execution Services, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Illinois (IL); sole voting power 35,117; shared voting power 11,596,418; sole dispositive power 35,117; shared dispositive power 11,596,418; aggregate amount beneficially owned 11,596,418 (4.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- SIG Brokerage, LP: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 17,303; shared voting power 11,596,418; sole dispositive power 17,303; shared dispositive power 11,596,418; aggregate amount beneficially owned 11,596,418 (4.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Investment Group: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 49,000; shared voting power 11,596,418; sole dispositive power 49,000; shared dispositive power 11,596,418; aggregate amount beneficially owned 11,596,418 (4.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,344,748; shared voting power 11,596,418; sole dispositive power 9,344,748; shared dispositive power 11,596,418; aggregate amount beneficially owned 11,596,418 (4.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: MicroStrategy Incorporated
Address of issuer's principal executive offices:
1850 Towers Crescent Plaza,
Tysons Corner, Virginia 22182

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Class A common stock, par value $0.001 per share (the "Shares"), of MicroStrategy Incorporated (the "Company").

(i) Capital Ventures International
(ii) Susquehanna Advisors Group, Inc.
(iii) G1 Execution Services, LLC
(iv) SIG Brokerage, LP
(v) Susquehanna Investment Group
(vi) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of Capital Ventures International is:

P.O. Box 897
Windward 1, Regatta Office Park
West Bay Road
Grand Cayman, KY1-1103
Cayman Islands

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.
Suite 1700
Chicago, IL 60604

The address of the principal business office of each of SIG Brokerage, LP, Susquehanna Advisors Group, Inc., Susquehanna Investment Group and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Capital Ventures International consists of (i) 599,193 Shares issuable upon conversion of $89,740,000 aggregate principal amount of 0.625% Convertible Senior Notes due 2030, (ii) 637,245 Shares issuable upon conversion of $148,300,000 aggregate principal amount of 0.875% Convertible Senior Notes due 2031, and (iii) 913,812 Shares issuable upon conversion of $186,721,000 aggregate principal amount of 2.25% Convertible Senior Notes due 2032. The number of Shares reported as beneficially owned by G1 Execution Services, LLC includes 316.8 Shares issuable upon redemption of 3,168 shares of 8.00% Series A Perpetual Strike Preferred Stock of the Company, $0.001 par value per share ("STRK"). The number of Shares reported as beneficially owned by SIG Brokerage, LP includes options to buy 1,500 Shares. The number of Shares reported as beneficially owned by Susquehanna Investment Group consists of options to buy 49,000 Shares. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes (i) options to buy 8,527,800 Shares and (ii) 10 Shares issuable upon redemption of 100 shares of STRK. Each share of STRK is redeemable at the option of the holder for one tenth (1/10) of a Share.

The Company's Prospectus Supplement (to its Prospectus dated January 27, 2025, Registration No. 333-284510), filed on March 21, 2025, indicates that there were 240,816,421 Shares outstanding as of March 16, 2025.
Percent of class: 4.8
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
24 Limited Power of Attorney
99 Joint Filing Agreement

## Signatures
- Capital Ventures International: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary of Susquehanna Advisors Group, Inc. (05/15/2025)
- Susquehanna Advisors Group, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (05/15/2025)
- G1 Execution Services, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (05/15/2025)
- SIG Brokerage, LP: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (05/15/2025)
- Susquehanna Investment Group: /s/ Brian Sopinsky, Brian Sopinsky, General Counsel (05/15/2025)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (05/15/2025)
Comment: Susquehanna Advisors Group, Inc. serves as authorized agent of Capital Ventures International pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit 24 hereto.